SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 4)*
Golar LNG Limited
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
G9456A100
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
500 Fifth Avenue, New York, New York 10110
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 15, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,895,363

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,895,363

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,895,363

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.74%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

467,172

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

467,172

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

467,172

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

900,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

900,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

900,636

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

900,636

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,636

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

2,884,111

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

2,884,111

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,884,111

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.65%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Long Only, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

110,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

110,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

110,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,257,282

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,257,282

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,257,282

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.75%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,257,282

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,257,282

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,257,282

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.75%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,257,282

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,257,282

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,257,282

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.75%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,257,282

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,257,282

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,257,282

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.75%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned on January 28, 2020, as previously amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 (“Amendment No. 3” and collectively, the “Schedule 13D”) with respect to the Common Shares, par value $1.00 per share (the “Common Shares”), of Golar LNG Limited, a Bermuda corporation (the “Issuer”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 2.	Identity and Background.
Item 2 is hereby amended and restated to read as follows:
(a)            This statement is filed by Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”), Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”), Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”), Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”), Thebes Offshore Master Fund, LP, a Cayman Islands exempted limited partnership (the “Thebes Master Fund”), Luxor Capital Partners Long Only, LP, a Delaware limited partnership (the “Long Fund” and, collectively with the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, Offshore Feeder Fund and the Thebes Master Fund, the “Luxor Funds”), LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”), Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”), Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”) and Christian Leone.
Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund.  By virtue of this relationship, the Offshore Feeder Fund may be deemed to beneficially own the Common Shares owned directly by the Offshore Master Fund.
LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Master Fund and the Long Fund. By virtue of these relationships, LCG Holdings may be deemed to beneficially own the Common Shares owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Master Fund and the Long Fund.
Luxor Capital Group acts as the investment manager of the Luxor Funds.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of each of LCG Holdings and Luxor Management.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to beneficially own the Common Shares owned directly by the Onshore Fund, the Wavefront Fund, the Thebes Master Fund, the Offshore Master Fund and the Long Fund.
Set forth on Schedule A attached hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of the Offshore Feeder Fund.  To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
(b)            The business address of each of the Onshore Fund, the Wavefront Fund, the Long Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, NY 10036.  The business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Thebes Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
(c)            The principal business of each of the Luxor Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.  The principal business of Luxor Capital Group is providing investment management services.  The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.  The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Long Fund.  Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

(d)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Each of the Offshore Master Fund, the Offshore Feeder Fund and the Thebes Master Fund is organized under the laws of the Cayman Islands.  Each of the Onshore Fund, the Wavefront Fund, the Long Fund, LCG Holdings, Luxor Capital Group and Luxor Management is organized under the laws of the State of Delaware.  Mr. Leone is a citizen of the United States of America.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:
The Reporting Persons paid $66,707,607 in connection with the purchase of Common Shares reported as beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Master Fund and the Long Fund.
The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Master Fund and the Long Fund and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a)            The aggregate percentage of Common Shares reported owned by each person named herein is based upon 108,875,805 Common Shares outstanding as of the date hereof, which is the total number of Common Shares outstanding as reported on Bloomberg.
As of the date hereof:
The Onshore Fund may be deemed to have beneficially owned 1,895,363 Common Shares, the Offshore Master Fund may be deemed to have beneficially owned 900,636 Common Shares, the Thebes Master Fund may be deemed to have beneficially owned 2,884,111 Common Shares, the Wavefront Fund may be deemed to have beneficially owned 467,172 Common Shares, and the Long Fund may be deemed to have beneficially owned 110,000 Common Shares, constituting approximately 1.74%, less than 1%, approximately 2.65%, less than 1%, and less than 1%, respectively, of the outstanding Common Shares.
The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the 900,636 Common Shares beneficially owned by the Offshore Master Fund, constituting less than 1% of the outstanding Common Shares.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Master Fund and the Long Fund may be deemed to have beneficially owned the 6,257,282 Common Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Thebes Master Fund and the Long Fund, constituting approximately 5.75% of the outstanding Common Shares.
Luxor Capital Group, as the investment manager of the Luxor Funds, may be deemed to have beneficially owned the 6,257,282 Common Shares owned in the aggregate by the Luxor Funds, constituting approximately 5.75% of the outstanding Common Shares.
Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 6,257,282 Common Shares beneficially owned by Luxor Capital Group, constituting approximately 5.75% of the outstanding Common Shares.
Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 6,257,282 Common Shares owned by Luxor Management, constituting approximately 5.75% of the outstanding Common Shares.
Item 5(b) is hereby amended and restated to read as follows:

(b)            Each of the Onshore Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Onshore Fund.
Each of the Wavefront Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Wavefront Fund.

Each of the Thebes Master Fund, LCG Holdings, Luxor Capital Group, Luxor Management, and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Thebes Master Fund.
Each of the Offshore Master Fund, the Offshore Feeder Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Offshore Master Fund.
Each of the Long Fund, LCG Holdings, Luxor Capital Group, Luxor Management and Mr. Leone has shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Shares beneficially owned by the Long Fund.

Item 5(c) is hereby amended and restated to read as follows:
(c)            The transactions effected by the Reporting Persons since the filing of Amendment No. 3 are set forth on Schedule B attached hereto.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended and restated to read as follows:
As of the date hereof, the Reporting Persons (other than the Thebes Master Fund and the Long Fund) have entered into certain cash-settled swap agreements with unaffiliated third party financial institutions (the “Swaps”). The Swaps held by the Reporting Persons represent economic exposure to an aggregate of 3,033,693 Common Shares, representing approximately 2.79% of the outstanding Common Shares.  The Swaps provide the Reporting Persons with economic results that are comparable to the economic results of ownership, but do not provide the Reporting Persons with the power to vote or direct the voting or dispose of or direct the disposition of the Common Shares that are the subject of the Swaps (such shares, the “Subject Shares”). Taking into account the Subject Shares, as applicable, the Reporting Persons have economic exposure to an aggregate of 9,290,975 Common Shares, representing approximately 8.53% of the outstanding Common Shares. The Reporting Persons disclaim beneficial ownership of the Subject Shares.

On January 20, 2021, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on the Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.
Item 7.	Material to be Filed as Exhibits.
99.3            Joint Filing Agreement.
99.4            Power of Attorney.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  January 20, 2021
LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

THEBES OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS LONG ONLY, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
1.	Don Seymour DMS House, P.O. Box 2587 20 Genesis Close George Town Grand Cayman, KY1-1103 Cayman Islands
Mr. Seymour is an employee of DMS Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.	T. Glenn Mitchell Maples Fiduciary Services PO Box 1093, Boundary Hall Cricket Square Grand Cayman KY1-1102 Cayman Islands
Mr. Mitchell is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.            Christian Leone (See Item 2)

SCHEDULE B
TRANSACTIONS IN THE SECURITIES OF THE ISSUER EFFECTED BY THE REPORTING PERSONS SINCE THE FILING OF AMENDMENT NO. 3
Class of Security	Amount of Securities Purchased/(Sold)	Price ($)	Date of Transactions

LUXOR CAPITAL PARTNERS, LP

Common Shares	55,000	11.97	1/15/2021
Common Shares	100,000	12.25	1/15/2021
Common Shares	21,400	12.28	1/15/2021
January 2021 Call Option ($15 Strike Price)1	(765,400)	0.00000	1/15/2021
January 2021 Call Option ($17.5 Strike Price)2	(765,600)	0.00000	1/15/2021
Common Shares	52,942	12.00	1/20/2021
Common Shares	62,253	11.94	1/20/2021
2.75% Convertible Bond3	(88,000)	96.38	1/20/2021
LUXOR WAVEFRONT, LP
Common Shares	(229,622)	9.93	12/10/2020
Common Shares	(24,050)	9.84	12/11/2020
Common Shares	(91,600)	9.47	12/15/2020
2.75% Convertible Bond4	(1,000,000)	90.00	12/15/2020
2.75% Convertible Bond5	(1,000,000)	91.00	12/30/2020
January 2021 Call Option ($15 Strike Price)6	(201,000)	0.00000	1/15/2021
January 2021 Call Option ($17.5 Strike Price)7	(201,800)	0.00000	1/15/2021
2.75% Convertible Bond8	(9,000)	96.38	1/20/2021
Common Shares	12,538	12.00	1/20/2021
Common Shares	14,743	11.94	1/20/2021
LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

January 2021 Call Option ($15 Strike Price)9	(533,600)	0.00000	1/15/2021
January 2021 Call Option ($17.5 Strike Price)10	(533,600)	0.00000	1/15/2021
Common Shares	38,004	11.94	1/20/2021
Common Shares	32,320	12.00	1/20/2021
2.75% Convertible Bond11	(23,000)	96.38	1/20/2021

THEBES OFFSHORE MASTER FUND, LP

2.75% Convertible Bond12	(3,000,000)	90.00	12/9/2020
Common Shares	3,672	9.45	12/11/2020
Common Shares	88,843	8.80	12/22/2020
Common Shares	12,700	8.78	12/22/2020
Common Shares	128,934	9.26	12/23/2020
Common Shares	14,600	9.30	12/23/2020
Common Shares	2,500	9.28	12/23/2020
Common Shares	57,290	9.25	12/24/2020
Common Shares	2,531	9.27	12/28/2020
Common Shares	145,648	9.11	12/29/2020
Common Shares	16,490	9.25	12/29/2020
2.75% Convertible Bond13	(1,000,000)	92.25	1/8/2021
2.75% Convertible Bond14	(1,000,000)	92.25	1/8/2021
2.75% Convertible Bond15	(2,000,000)	92.25	1/12/2021
Common Shares	25,000	14.92	1/13/2021
Common Shares	100	13.89	1/13/2021
Common Shares	250,000	13.85	1/13/2021
Common Shares	130,500	13.93	1/13/2021
Common Shares	15,000	13.98	1/13/2021
Common Shares	579,400	13.94	1/13/2021
2.75% Convertible Bond16	(6,500,000)	98.17	1/13/2021
2.75% Convertible Bond17	(5,000,000)	98.13	1/13/2021
2.75% Convertible Bond18	(14,000,000)	97.25	1/14/2021
2.75% Convertible Bond19	(10,052,000)	97.00	1/15/2021
2.75% Convertible Bond20	(1,819,000)	$96.38	1/20/2021
2.75% Convertible Bond21	(61,000)	$96.38	1/20/2021
LUXOR CAPITAL PARTNERS LONG ONLY, LP

Common Shares	11,227	10.59	1/7/2021
Common Shares	13,400	11.16	1/7/2021
Common Shares	85,373	10.77	1/7/2021

1 Represents the expiration of the call option on January 15, 2021.
2 Represents the expiration of the call option on January 15, 2021.
3 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $88,000 for a conversion price of $37.0474 as described above.
4 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $1,000,000 for a conversion price of $37.0474 as described above.
5 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $1,000,000 for a conversion price of $37.0474 as described above.
6 Represents the expiration of the call option on January 15, 2021.
7 Represents the expiration of the call option on January 15, 2021.
8 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $9,000 for a conversion price of $37.0474 as described above.
9 Represents the expiration of the call option on January 15, 2021.
10 Represents the expiration of the call option on January 15, 2021.
11 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $23,000 for a conversion price of $37.0474 as described above.
12 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $3,000,000 for a conversion price of $37.0474 as described above.
13 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $1,000,000 for a conversion price of $37.0474 as described above.
14 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $1,000,000 for a conversion price of $37.0474 as described above.
15 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $2,000,000 for a conversion price of $37.0474 as described above.
16 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $6,500,000 for a conversion price of $37.0474 as described above.
17 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $5,000,000 for a conversion price of $37.0474 as described above.
18 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $14,000,000 for a conversion price of $37.0474 as described above.
19 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $10,052,000 for a conversion price of $37.0474 as described above.
20 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $1,819,000for a conversion price of $37.0474 as described above.
21 Represents the sale of a 2.75% convertible bond convertible into the Common Shares of the Issuer in the principal amount of $61,000 for a conversion price of $37.0474 as described above.